Exhibit 99.1

For more information:

Eyal Cohen

CFO

+972-542525925

BOS Announces $0.5 Million Private Placement

RISHON LEZION, Israel, November 30, 2014 (BUSINESSWIRE) B.O.S. Better Online Solutions Ltd. ("BOS" or the "Company") (NASDAQ:BOSC), a leading Israeli provider of RFID and Mobile solutions and global provider of supply chain solutions to enterprises, announced today that it entered into a definitive private placement agreement with Novel Infrastructure Ltd., a company owned by a Hong Kong investor . The agreement is for the issuance of an aggregate of 128,147 Ordinary Shares (equal to 7.2% of the outstanding shares of the Company following the investment) at a price per share of $3.902, or $ 500,000 in total.

When issued, the Ordinary Shares will not be registered under the Securities Act of 1933 and may not be subsequently offered or sold by the investor without registration or an applicable exemption from the registration requirements of such Act.

Edouard Cukierman, Chairman of the Board, stated: "We are very pleased with this new investment and partnership, which strengthens our balance sheet and supports our plan to continue to reduce our debt. In addition, we view this as the beginning of a strategic relationship, which will support the growth of our Supply Chain business in China and assist us in identifying additional Chinese sources for our component acquisition."

About BOS

B.O.S. Better Online Solutions Ltd. (BOSC) is a leading Israeli provider of RFID and Mobile solutions and global provider of Supply Chain solutions to enterprises. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's supply chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.